Exhibit 99.1

China Zenix Auto International Announces Record

Revenue and Net Earnings for the 2011 Fourth Quarter and Year

- Gross margin of 26.7%, Earnings per ADS of $0.34 in 4th Quarter-

ZHANGZHOU, China, March 8, 2012 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2011.

Financial Highlights

Fourth Quarter 2011:

•	Revenue increased 19.5% to RMB1,032.2 million (US$164.0 million) from RMB863.8 million in the fourth quarter of 2010;

•	Gross margin was 26.7% compared with 27.7% in the fourth quarter of 2010;

•	Profit and total comprehensive income for the period increased 11.3% to RMB110.3 million (US$17.5 million) compared with RMB99.1 million in the fourth quarter last year;

•	Earnings per American Depositary Share (“ADS”) in the fourth quarter of 2011 were RMB2.14 (US$0.34).

Year 2011:

•	Revenue increased 27.9% to RMB4,093.9 million (US$650.5 million) from RMB3,199.8 million in 2010;

•	Gross margin increased to 26.6% from 25.4% in 2010;

•	Profit and total comprehensive income climbed 38.0% to RMB452.2 million (US$71.8 million) from RMB327.8 million in 2010;

•	Earnings per ADS were RMB9.53 (US$1.51), an increase of 16.4%;

•	Net Cash from Operating Activities was RMB475.1 million (US$75.5 million).

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “Zenix Auto had its best year ever in 2011, despite the dramatic sales slow-down in the commercial vehicle market in China and turbulent export market. We continued to expand our domestic leadership in both the aftermarket and OEM markets at the expense of our competitors. Our innovative Bridge Arc wheel, accounted for over 11% of our fourth quarter revenue, continues to drive growth across the domestic OEM, aftermarket and export categories. We believe that our product innovation strategy has proved our sustainability and resilience in an otherwise gloomy market. In addition, our IPO on the New York Stock Exchange has provided us with an enhanced financial position and heightened brand image which positions us well for further global expansion beyond being the largest wheel maker in the Chinese commercial vehicle sector. With the injection of fresh capital, our growth accelerated. As our business growth continued to generate free cash-flow, we have decided to return some cash to our shareholders.”

Frank Li, Chief Financial Officer of Zenix Auto, commented, “We continue to exercise discipline in accounts receivable management and cost controls. All our receivables remain within 3 months. During the fourth quarter, our bank borrowing has been reduced while our inventory position has improved because of our continuous management to optimize the production process. We continue to strength our balance sheet through generating strong cash-flow from operations.”

2011 Fourth Quarter Results

Revenue for the fourth quarter ended December 31, 2011 increased 19.5% to RMB1,032.2 million (US$164.0 million) from revenue of RMB863.8 million for the fourth quarter of 2010.

Aftermarket sales in China grew 33.7% to RMB528.0 million (US$83.9 million) in the fourth quarter of 2011 from the same quarter of 2010. The stronger aftermarket business was mainly due to the expansion of Zenix’s aftermarket distribution network and successful introduction of a series of new light-weight products including the Bridge Arc wheels. Sales to the Chinese OEM market decreased slightly to RMB349.2 million (US$55.5 million). International sales increased by 31.7% to RMB155.0 million (US$24.6 million) compared to the fourth quarter of 2010 as the Company acquired new overseas customers especially in Asia. Lower OEM sales in China in the fourth quarter were primarily due to lower sales to certain small-to-medium-sized customers, who were impacted by the overall decline in commercial vehicle market sales compared with the fourth quarter of 2010.

In the fourth quarter of 2011, Chinese aftermarket sales, Chinese OEM sales and international sales contributed 51.2%, 33.8% and 15.0% of revenue, respectively. Tubed steel wheel sales grew slightly and comprised 52.7% of fourth quarter revenue compared to 60.1% in the same quarter in 2010. Tubeless steel wheel sales continued to gain further market acceptance and rose 43.8%, increasing to 42.2% of fourth quarter revenue from 35.1% in the same quarter in 2010.

Fourth quarter gross profit grew by 15.4% to RMB275.8 million (US$43.8 million) from RMB239.0 million in the same quarter in 2010. Gross margin was 26.7% in the fourth quarter of 2011 compared with 27.7% in the same quarter in 2010. The higher gross profit reflects the sales mix change to tubeless steel wheel products. The lower gross profit margin in 2011 was mainly due to fluctuations in raw material prices.

Selling and distribution costs increased by 22.1% to RMB64.3 million (US$10.2 million) compared to the fourth quarter last year. Increased selling and distribution costs were primarily due to a) higher wage and bonuses to further incentivize the sales team; b) higher transportation expenses as a larger number of units were shipped; and c) increased advertising and other promotional expenses. As a percentage of revenue, selling and distribution costs increased slightly to 6.2% from 6.1% in the same quarter of 2010.

Research and development (R&D) expenses grew 93.8% to RMB19.5 million (US$3.1 million) compared to the fourth quarter last year. R&D expenses as a percentage of revenue grew to 1.9% from 1.2% in the same period last year. Increased R&D expenses were primarily related to the development of market-leading wheel products including designing innovative new materials and coatings and the hiring of more R&D professionals. In addition to developing new steel wheels with higher performance, Zenix Auto is developing the first domestically designed and produced aluminum wheels to be introduced in China. The Company continues to build its R&D capabilities as new products like the Bridge Arc wheels generate significant growth by offering new features to attract customers. Zenix Auto believes its R&D provides a decisive competitive advantage which helps it capture additional market share.

Administrative expenses increased by 15.9% to RMB39.5 million (US$6.3 million) compared to the fourth quarter last year as the Company expanded the administrative functions to support its growing operations. China Zenix also incurred additional administrative expenses related to its compliance obligations as a public company. Administrative expenses as a percentage of revenue declined to 3.8% from 3.9% in the fourth quarter of 2010.

Profit before taxation increased 6.3% to RMB136.9 million (US$21.8 million) from the fourth quarter of 2010. Profit before taxation represented 13.3% of revenue in the fourth quarter of 2011 compared to 14.9% in the same quarter in 2010.

Profit and total comprehensive income for the fourth quarter of 2011 increased 11.3% to RMB110.3 million (US$17.5 million) from RMB99.1 million in the same quarter of 2010.

Earnings per ordinary share and earnings per ADS in the fourth quarter of 2011 were RMB0.53 (US$0.08) and RMB2.14 (US$0.34), respectively.

During the fourth quarter, the weighted average number of ordinary shares was 206.4 million shares, and the weighted average number of ADSs was 51.6 million.

2011 Full Year Results

Revenue for the year ended December 31, 2011 increased 27.9% to RMB4,093.9 million (US$650.5 million) compared to the full year in 2010.

Aftermarket sales in China grew 50.2% to RMB1,984.4 million in the full year of 2011 and increased to 48.5% of total revenue for the period. Sales to the Chinese OEM market increased 15.0% to RMB1,543.4 million and represented 37.7% of total full year revenue. International sales increased 5.6% to RMB566.1 million and represented 13.8% of full year revenue.

Tubeless steel wheel sales rose by 60.3% year-over-year and represented 38.8% of full year 2011 revenue, compared to 31.0% in 2010. Tubed steel wheel sales in 2011 increased 11.6% compared with the same period in 2010. Tubed wheels represented 56.4% of full year revenue in 2011 compared with 64.6% in 2010.

Gross profit for the year ended December 31, 2011 increased 34.0% to RMB1,088.3 million (US$172.9 million) compared to last year, representing a gross margin of 26.6% compared to 25.4% in 2010. Profit before taxation increased by 35.3% to RMB562.6 million (US$89.4 million) compared to last year.

Profit and total comprehensive income for the year ended December 31, 2011 increased 38.0% to RMB452.2 million (US$71.8 million) compared to last year. Earnings per ordinary share and earnings per ADS for the year ended December 31, 2011 were RMB2.38 (US$0.38) and RMB9.53 (US$1.51), respectively.

As of December 31, 2011, Zenix Auto’s bank balances and cash were RMB729.6 million (US$115.9 million) and its shareholders’ equity was RMB1.9 billion (US$307.5 million). As of December 31, 2010, bank balances and cash were RMB318.0 million and shareholders’ equity was RMB1.1 billion.

For the year ended December 31, 2011, net cash flow from operating activities was RMB475.1 million (US$75.5 million).

Business Outlook

Management estimates the revenue guidance for the year ending December 31, 2012 to be approximately RMB 4.5 billion. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “While the visibility of the Chinese commercial vehicle market for 2012 is still low, we remain confident that we can maintain our market shares. This is also the year we plan to unveil our premium aluminum products which will cater to the high-end bus market domestically. We will continue to actively pursue global opportunities with our high-quality and competitively priced products. With a growing percentage of our sales generated from the Chinese aftermarket, we expect our accounts receivable will be more stable and we can generate more cash compared with a less diversified operation. Our goal is to continue to post growth, generate free-cash-flow and cash dividends to increase shareholders’ value.”

Zenix Auto will be reporting its consolidated audited financial results in its FY 2011 Form 20-F which will be filed in accordance with the requirements of the U.S. Securities and Exchange Commission (“SEC”). The above data should be read in conjunction with audited consolidated results to be released in the future, and shareholders and investors are advised not to place undue reliance on the unaudited data presented above.

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, March 8, 2012 at 8:00 a.m. EST/ 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-866-519-4004 (North America), +852-2475-0994 (Hong Kong) or +656-723-9381 (International) approximately five to ten minutes before the call start time. A live webcast of the conference call will be available on the Zenix Auto Web site at http://zenixauto.com/en/.

A replay of the call will be available shortly after the conclusion of the conference call through March 16, 2012 at 8:59 a.m. EDT, or March 16, 2012 at 8:59 p.m. Beijing Time. An archived web cast of the conference call will be available on the Zenix Auto corporate website at http://zenixauto.com/en/ and under the investor relations section. Interested parties may access the replay by dialing +1-866-214-5335 (North America), +800-901-596 (Hong Kong) or +61-2-8235-5000 (International) and entering conference ID number 57524527.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB 6.2939 to US$1.00, the effective noon buying rate as of December 30, 2011 in The City of New York for cable transfers of RMB as set forth in the weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 230 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 70 distributors in 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 12.5 million units of steel wheels as of December 31, 2010. For more information, please visit: http://zenixauto.com/en.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC, including our final prospectus dated May 11, 2011. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com
dixon.chen@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2011 and 2010

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended December 31,
	2010	2011	2011
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	863,798	1,032,186	163,998
Cost of sales	(624,757)	(756,347)	(120,172)

Gross profit	239,041	275,839	43,826
Other operating income	2,063	625	99
Net exchange loss	(976)	(607)	(96)
Selling and distribution costs	(52,623)	(64,257)	(10,209)
Research and development expenses	(10,042)	(19,456)	(3,091)
Administrative expenses	(34,074)	(39,504)	(6,277)
Finance costs	(14,539)	(15,733)	(2,500)

Profit before taxation	128,850	136,907	21,752
Income tax expense	(29,713)	(26,586)	(4,224)

Profit and total comprehensive income for the periods	99,137	110,321	17,528

Earnings per share
Basic	0.62	0.53	0.08
Diluted	0.62	0.53	0.08

Earnings per ADS
Basic	2.48	2.14	0.34
Diluted	2.48	2.14	0.34

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Year ended December 31, 2011 and 2010

(RMB and US$ amounts expressed in thousands, except per share data)

	Year Ended December 31,
	2010	2011	2011
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	3,199,804	4,093,874	650,451
Cost of sales	(2,387,782)	(3,005,590)	(477,540)

Gross profit	812,022	1,088,284	172,911
Other operating income	6,110	11,653	1,851
Net exchange loss	(2,614)	(5,832)	(927)
Selling and distribution costs	(197,635)	(256,487)	(40,752)
Research and development expenses	(44,698)	(85,398)	(13,568)
Administrative expenses	(99,432)	(129,035)	(20,502)
Finance costs	(57,928)	(60,536)	(9,618)

Profit before taxation	415,825	562,649	89,395
Income tax expense	(88,055)	(110,448)	(17,548)

Profit and total comprehensive income for the years	327,770	452,201	71,847

Earnings per share
Basic	2.05	2.38	0.38
Diluted	2.05	2.38	0.38

Earnings per ADS
Basic	8.19	9.53	1.51
Diluted	8.19	9.53	1.51

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31 2010	December 31 2011	December 31 2011
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	493,381	552,104	87,721
Trade and other receivables and prepayments	766,432	1,108,182	176,072
Prepaid lease payments	6,080	8,332	1,323
Pledged bank deposits	71,433	96,211	15,286
Fixed bank deposits with maturity periods over three months	—	105,000	16,683
Bank balances and cash	318,020	729,621	115,925

Total current assets	1,655,346	2,599,450	413,010

Non-Current Assets
Property, plant and equipment	1,198,652	1,184,756	188,239
Prepaid lease payments	266,875	371,142	58,969
Deposits paid for acquisition of property, plant and equipment	2,503	40,849	6,490
Deposit paid for acquisition of prepaid lease payments	20,000	—	—
Deferred tax assets	3,974	5,208	828
Intangible assets	17,000	17,000	2,701

Total non-current assets	1,509,004	1,618,955	257,227

Total assets	3,164,350	4,218,405	670,237

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	960,907	1,168,319	185,627
Taxation payable	24,234	21,810	3,465
Bank borrowings	813,500	998,500	158,646

Total current liabilities	1,798,641	2,188,629	347,738

Non-current liabilities
Bank borrowings	238,500	—	—
Deferred income	13,275	12,479	1,983
Deferred tax liabilities	57,305	81,672	12,976

Total non-current liabilities	309,080	94,151	14,959

Total liabilities	2,107,721	2,282,780	362,697

EQUITY
Share capital	106	136	22
Paid in capital	234	411,225	65,337
Reserves	1,056,289	1,524,264	242,181

Total equity attributable to owners of the Company	1,056,629	1,935,625	307,540

Total equity and liabilities	3,164,350	4,218,405	670,237

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(RMB and US$ amounts are expressed in thousands)

	2010	2011	2011
	RMB’000	RMB’000	US$’ 000
OPERATING ACTIVITIES
Profit before taxation	415,825	562,649	89,395
Adjustments for:
Amortization of prepaid lease payments	6,112	6,080	966
Depreciation of property, plant and equipment	104,156	116,541	18,517
Release of deferred income	(796)	(796)	(126)
Finance costs	57,928	60,536	9,618
Loss on disposal of property, plant and equipment	235	337	54
Interest income	(2,407)	(5,031)	(799)
Gain on disposal of leasehold land	(37)	—	—
Impairment loss on property, plant and equipment	—	10,259	1,630
Share-based payment expense	—	4,866	773

Operating cash flows before movements in working capital	581,016	755,441	120,028
Increase in inventories	(28,500)	(58,723)	(9,330)
Increase in trade and other receivables and prepayments	(142,844)	(340,734)	(54,138)
Increase in trade and other payables and accruals	146,464	203,826	32,384

Cash generated from operations	556,136	559,810	88,944
Interest received	2,407	5,031	799
PRC income tax paid	(59,673)	(89,739)	(14,258)

NET CASH FROM OPERATING ACTIVITIES	498,870	475,102	75,485

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(335,705)	(109,542)	(17,404)
Placement of fixed bank deposits with maturity periods over three months	—	(105,000)	(16,683)
Acquisition of leasehold land	(462)	(92,599)	(14,712)
Withdrawal of pledged bank deposits	3,307	2,333	371
Placement of pledged bank deposits	—	(27,111)	(4,308)
Proceeds on disposal of property, plant and equipment	4,028	2,390	380
Deposit paid for acquisition of leasehold land	(20,000)	—	—
Proceeds on disposal of leasehold land	3,977	—	—
Deposits paid for acquisition of property, plant and equipment	(2,503)	(40,849)	(6,490)

NET CASH USED IN INVESTING ACTIVITIES	(347,358)	(370,378)	(58,846)

FINANCING ACTIVITIES

New bank borrowings raised	760,000	760,000	120,752
Repayment of bank borrowings	(608,000)	(813,500)	(129,252)
Repayment to related parties	(81,370)	—	—
Interest paid	(58,686)	(60,536)	(9,618)
Proceeds from issue of shares through initial public offering	—	452,434	71,885
Transaction cost paid attributable to issue of shares	—	(41,413)	(6,580)
Capital contribution from shareholders	19,782	10,908	1,733

NET CASH FROM FINANCING ACTIVITIES	31,726	307,893	48,920

NET INCREASE IN CASH AND CASH EQUIVALENTS	183,238	412,617	65,559
EFFECT OF FOREIGN EXCHANGE RATE	—	(1,016)	(162)
Cash and cash equivalents at beginning of the year	134,782	318,020	50,528

Cash and cash equivalents at end of the year, represented by bank balances and cash	318,020	729,621	115,925

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